Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 25 DATED FEBRUARY 8, 2022 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 7, 2021

This Supplement is part of the offering circular dated May 7, 2021, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	An amendment to the Offering Circular in relation to arrangement with Dalmore Group, LLC

Offering Circular Update

Paragraph four of Page two in the introduction of the Offering Circular has been amended and replaced in its entirety as follows:

As of February 3, 2021, we have issued and sold 420,736 Common Shares through a registered broker-dealer, NCPS, in the amount of $402,750. As of February 3, 2021, we have terminated our engagement with NCPS, and have retained the services of a different registered broker-dealer, Dalmore Group, LLC (“Dalmore”) by ways of entering into a broker-dealer agreement with Dalmore (“Broker-Dealer Agreement”). Pursuant to the Broker-Dealer Agreement, we will pay 1.0% commission of the purchase price per Investor Share. These commissions will not be paid by, or charged to, Investor Members. The offering of our Investor Shares will generally be made through the Concreit Platform and Concreit App. Notwithstanding the foregoing, we may engage other broker-dealers, registered investment advisors, or investment banks in order to raise capital and will pay ordinary costs and expenses in connection with such raise.

Footnote (2) of Page four in the introduction of the Offering Circular has been amended and replaced in its entirety as follows:

(2) In this Offering, we will pay to Dalmore in connection with the sale of our Investor Shares in accordance with the Broker-Dealer Agreement we entered into with Dalmore. We will pay selling commissions in an amount of 1% of the NAV per Investor Share to Dalmore.

Footnote (3) of Page four in the introduction of the Offering Circular has been amended and replaced in its entirety as follows:

(3) This offering is being made on a “best efforts” basis, which means there is no guarantee that any minimum amount will be sold. The Investor Shares are being offered and sold by the Company. The Company may undertake one or more closings on a rolling basis, where, after each such closing, funds tendered by investors are disbursed to the Company and the corresponding Investor Shares are delegated to the investors whose subscriptions were accepted.

Paragraph four of Page ii of the Offering Circular has been amended and replaced in its entirety as follows:

Our Manager will be permitted to make a determination that the purchasers of Investor Shares in this Offering are “qualified purchasers” in reliance on the information and representations provided by the investor regarding the investor’s financial institution. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Footnote (1) of Page 28 of the Offering Circular has been amended and replaced in its entirety as follows:

(1) This offering is being made on a “best efforts” basis, which means there is no guarantee that any minimum amount will be sold. The Investor Shares are being offered and sold by the Company. The Company may undertake one or more closings on a rolling basis, where, after each such closing, funds tendered by investors are disbursed to the Company and the corresponding Investor Shares are delegated to the investors whose subscriptions were accepted.

Footnote (2) of Page 29 of the Offering Circular has been amended and replaced in its entirety as follows:

(2) In this Offering, we will pay to Dalmore in connection with the sale of our Investor Shares in accordance with the Broker-Dealer Agreement we entered into with Dalmore. We will pay selling commissions in an amount of 1% of the NAV per Investor Share to Dalmore. Additionally, we will reimburse our Manager for actually incurred, third-party organization and offering costs, which are to be expected to be $300,000, but will in no event exceed $1,500,000. See “Management Compensation” for a detailed description of additional fees and expenses that we will pay our Manager.

Paragraph one of Page 94 of the Offering Circular has been amended and replaced in its entirety as follows:

We are offering a maximum of up to $74,597,250 in our Investor Shares pursuant to this Offering Circular. Our Investor Shares being offered hereby will be offered through the Concreit Platform and the Concreit App. As of the date of this Offering Circular the Investor Shares the current price per Investor Share. Thereafter, the per Investor Share purchase price will be adjusted at the beginning of every fiscal month and will be equal to our NAV divided by the number of Investor Shares outstanding as of the last day of the prior fiscal month.

Broker-Dealer Agreement section of Page 96 of the Offering Circular has been amended and replaced in its entirety as follows:

As of February 3, 2021, we have retained the services of Dalmore. Dalmore is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). Under the terms of the Broker-Dealer Agreement, Dalmore will perform operations and compliance services, which includes the following: (i) review investor information, including KYC data, perform AML and other compliance background checks, and provide a recommendation to us whether or not to accept the investor; (ii) review each investors subscription agreement to confirm such investor participation in the Offering; (iii) contact and/or notify us to gather additional information or clarification on an investor; (iv) keep investor details and data confidential; and (v) coordinate with third party service providers to ensure adequate review and compliance. Dalmore will not provide any investment advice or investment recommendations with any investor.

Any such prospective investors will be referred to the Concreit App or Concreit Platform to review this Offering Circular and the subscription agreement. Dalmore will have access to the subscription information provided by prospective investors and will serve as broker-dealer of record for this Offering by processing submissions of prospective investors through the Concreit Platform or Concreit App and provide investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks).